June 6, 2006

Wilson Cheung
President
Super Luck, Inc.
Room 1901-2, Lucky Building
39 Wellington Street, Central
Hong Kong

Re: Super Luck, Inc.
Registration Statement on Form SB-2
Filed May 11, 2006
Registration No. 333-134008

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note references on pages 2 and 9 to selling stockholders; however, you have not registered more than 200,000 shares, all of which are being offered directly by you. In addition, your prospectus does not include required selling stockholder disclosure, such as the information sought by Item 507 of Regulation S-B. If you intend to register shares for resale by your stockholder, please revise your disclosure to increase the number of shares you are registering by the number of shares offered by the selling stockholder and include all required selling stockholder disclosure.

2.   Please revise your disclosure to discuss the material terms of your agreement with Ariel Communications Limited. This discussion should cover, at a minimum, the services you will provide and the fees to which you will be entitled, each party's potential liability under the agreement, including indemnity obligations and any caps on a party's liability, each party's termination rights and identification of your sales territory under the agreement, including a statement as to whether you have exclusive sales rights in the territory.

3.   Please provide the disclosure required by Item 511 of Regulation S-B regarding expenses of issuance and distribution.

Cover Page

4.   If you intend to use the prospectus prior to its effective date, please include the language required by Item 501(a)(10) of Regulation S-B.

5.   Please revise to use a method other than all capitals to highlight information. Consider using italics or bold face type.

6.   Rather than using the "Company" to refer to your company, as you have done in the third paragraph on page 1, please use your actual company name or a shortened version of it throughout your prospectus.

Summary, page 1

The Company, page 1

7.   We note your statement in the first paragraph that your business is to market, sell and support "a" financial software product. Please revise here and throughout to clarify whether the FX System is the only software that you intend to market, sell and support.

8.   Please specify the geographical area you mean to reference by the term "Greater China" in the second paragraph under this heading.

9.   We note your disclosure in the first 2 sentences of the second paragraph under this heading that on November 21, 2005 you entered into an agreement to become a reseller of Ariel's software. It appears, based upon our review of the agreement, however, that you actually signed the agreement December 6, 2005 and that in fact you only obtained the right to introduce potential clients to Ariel, rather than resell Ariel's software.   In this connection we note your disclosure in the third paragraph that your business is to introduce the software to potential clients, that you will receive introduction fees for each new introduction and that you will also receive fees for after sale services such as

training, system upgrade, software support and system maintenance. Please revise your disclosure throughout to make it consistent with the agreement.

10.   Please revise to include a discussion of all sources of revenue. For example, we note your disclosure on page 18 that you will receive revenues from an initial setup fee in the amount of 20% of the initial set up which is a minimum of $10,000 and monthly volume fee in the amount of a 20% per round turn. In this connection, since you have not yet generated revenues from any fees, please revise disclosure regarding your anticipated operations to reflect their aspirational nature.

11.   Please revise here and throughout to clarify when fees are payable for each "new introduction of a client." For example, does an agreement with Ariel need to be signed by the client in order for fees to be payable? Refer to the final sentence of the third paragraph under this heading. We note your reference to "the Client" but cannot locate a definition of this term. Please revise to explain who "the Client" is.

12.   Please revise your reference to having filed a Form 10-SB to disclose the nature of the filing and consequence of such filing to investors.

The Offering, page 2

13.   We note your disclosure that you intend to apply to the OTCBB to allow trading of the stock. Please revise to reflect that the OTCBB is a quotation service and that a broker will be making the application to quote your shares.

14.   We note your disclosure that "if a market for the stock develops, the actual price of the stock will be determined at market prices." We note that you have established a price of $.50 per share. Please revise your disclosure to remove this language.

15.   Your risk factor disclosure on the bottom of page 2 that all of your business activities will take place in China and Hong Kong does not appear consistent with your disclosure on page 1 that your sales territory includes Hong Kong, Taiwan, Greater China, Macau, Dubai and Kuwait. Please revise or advise.

16.   Please revise the risk factor set forth in romanette (iv) to emphasize the fact that the single vendor upon whom you are dependent has the right to terminate its arrangement with you for any reason, at any time and without advanced notice.

Risk Factors, page 3

17.   Please revise your disclosure in the penultimate sentence of the first paragraph under this heading to reflect your obligation to disclose all known material risks.

18.   Please revise to include a risk factor discussing the going concern opinion issued by your auditor.

19.   Because you maintain all of your cash in Hong Kong dollars, please include a risk factor addressing foreign currency exchange risk.

20.   It appears from our review of Exhibit 10.1 that your right to market the software in the territory is non-exclusive. Please add a risk factor discussing the possibility that Ariel may enter into additional agreements with other parties to market the software in the territory.

21.   Please include a risk factor discussing the impact that local laws and regulations in your intended sales regions may have on your activities, ownership structure and any other aspect of your business. In particular, address, if applicable, any licensing requirements local governments are likely to place on your business.

22.   Please revise to include a risk factor discussing the fact that Mr. Cheung, your sole officer, director and employee, devotes only 25% of his time to your business, as discussed in the first paragraph on page 18.

23.   We note that you have included a separate risk factor section, starting on page 6, related to risks associated with doing business in Hong Kong and China. Please tell us what consideration you gave to including similar risk factors for Kuwait, Macau and Dubai.

24.   Certain of your risk factor headings merely state a fact but fail to identify the risk associated with that fact. Examples include:

- "We have limited funds available for operating expenses," on page 4.

- "We depend on the quality of services and good reputation to bring in potential clients," on page 4.

- "We are dependent upon one vendor," on page 5.

- "Mr. Wilson Kin Cheung is the majority shareholder," on page 5.

Please review and revise your risk factor headings, as necessary, to identify the risk described in each case.

<u>We have limited funds available for operating expenses, page 4</u>

25.   So that an investor may more fully understand the risk presented, please quantify your expected short term cash needs.

26.   Please revise to disclose the basis for the statement that "all necessary funding will likely be advanced to the Company as loans by management or principal stockholders." Also, if there is no obligation on the part of management or the principal stockholders to make such loans, please revise to so disclose.

We depend on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues, page 4

27.   Please revise your disclosure to discuss the fact that you will be required to retain personnel who reside in or are willing to travel to, and who speak the local language and understand the local customs of, the various countries in which you intend to market the software.

We are dependent upon one vendor, page 5

28.   Please expand your disclosure to discuss Ariel's termination rights under the agreement.

It is difficult to forecast and plan the business because of our limited operating history, page 5

29.   Please revise to eliminate the duplicative disclosure with the first risk factor in this section. Further, for each risk identified in the last sentence for which you have not already included a separate risk factor, please revise to include. We note for example the risk relating to your competition.

Mr. Wilson Kin Cheung is the majority shareholder, page 5

30.   In light of Mr. Cheung's significant shareholdings, even after the completion of this offering, please revise the third sentence under this heading to reflect the fact that Mr. Cheung *will* elect the board of directors and *will* decide all other matters submitted to shareholders. Please expand your disclosure in the fourth sentence under this risk factor heading to summarize the provisions of your charter that "may also enhance [Mr. Cheung's] control."

Changes in Hong Kong's political and legal condition could harm our business operations, page 6

31.   Please delete the third sentence under this risk factor heading as it tends to mitigate the risk presented.

Use of Proceeds, page 7

32.   It is not clear why offering expenses will always be 10% of the amount of proceeds received, regardless of offering size, particularly in light of the fact that Mr. Cheung will not receive any commissions in connection with sales. Please revise to specify by footnote or otherwise what the offering expenses will be so that an investors may better understand their variable nature.

33.   Please provide additional detail, by footnote or otherwise, describing the various items that might be purchased under the headings "Administrative expenses" and "Working capital."

Determination of Offering Price, page 8

34.   Please revise to address whether you took recent sales of your securities into account in setting the offering price.

Directors, Executive Officers, Promoters and Control Persons, page 11

35.   Please ensure that your disclosure of Mr. Cheung's experience includes information for the previous 5 years. In this connection, please include dates of employment and briefly describe his responsibilities for the various positions he has held. In addition, we note your disclosure in the first paragraph on page 18 that Mr. Cheung dedicates only 25% of his time to your business and your statement in the second paragraph on page 15 that you maintain your operations at the "office of the President." Please describe other business ventures in which he is currently involved.

Executive Compensation, page 13

36.   We note your statement that "no compensation has been scheduled for members of the Board of Directors or officers of the Company." Please revise to disclose whether any compensation has been paid for the last year.

Description of Securities, page 13

37.   We note your statement in the final paragraph on page 13 that the outstanding shares of your common stock are, and those to be issued in this offering will be, duly authorized, fully-paid, non-assessable and validly issued. We note that counsel's opinion set forth as Exhibit 5 only addresses the 200,000 shares to be issued in this offering, but does not reference your currently outstanding shares. Please confirm that you have received a legal opinion that your currently outstanding shares are validly issued, fully paid and non-assessable, or remove this assertion from your disclosure. In addition, please identify counsel issuing such opinion, with respect to currently outstanding and to-be-issued shares, in your disclosure.

Certain Relationships and Related Transactions, page 14

38.   Please revise your disclosure here and throughout to disclose the nature of a business that you may seek to acquire. Further, please revise your disclosure in the second sentence of the third paragraph on page 15 to clarify that even though it may be more likely than not that any sale of securities by the Company's current shareholders to an acquisition

candidate would be at a price that is substantially more than that originally paid by such shareholder, the price could very likely be substantially less than the price paid by purchasers in this offering. In addition, highlight the fact that any decision to sell the company could be made at the sole discretion of the current stockholder without the vote of the purchasers in this offering.

Description of Business, page 15

39.   Please revise your business section to provide a brief but clear description of the products and services that you intend to provide, what your fee structure will generally look like, what types of contracts you expect to enter into with your customers and what the relationship between you, the customer and Ariel is expected to be.

40.   Please amend your disclosure to omit or explain short-hand industry jargon that may not be understood by an average investor, including terminology such as "automatic liquidation orders," "click & deal trading," "live margining," "real time intra-day valuation," ""managed e-business solutions," "real-time data acquisition," "real-time charting" and "secure OT 'click & deal' trading platform."

41.   Please revise your business section to briefly describe the regulatory schemes that govern your business, if any.

42.   Please tell us why the issuance of stock to Mr. Cheung is described as 2 separate transactions in the second paragraph under this heading, despite the fact that both transactions took place on the same day and at the same price.

43.   We do not understand your reference to "both markets" in the fourth paragraph on page 16. Please explain which markets you mean.

44.   We note your statements in the first 2 paragraphs on page 17 that "Hong Kong is the financial center of Asia," "recent speculation of Renminbi revaluation further increases investors' interest in China's financial markets," and "software developed in China has been considered to be less sophisticated." Please provide substantiation for these statements or revise to clarify that they are the opinion of management. In addition, please explain further why increased interest in China's financial markets is expected to help your business given that your business is focused on international exchanges.

45.   Please expand your disclosure in the last sentence of the second paragraph on page 18 to explain clearly what users do when they "manage markets and parameters, monitor input and output interfaces, view prices, enter prices manually, view price history, build up and maintain portfolios of markets using easy drag-and-drop functionality, get manual quoting for markets, set users, and set groups and privilege levels for restricted or open access."

46.   Refer to the description of Ariel set forth in the third and fourth paragraphs on page 18. Please tell us why you believe that disclosure about Ariel's customers and experience in building websites and its mailing address are relevant to your investors.

47.   Refer to the final paragraph on page 18. Please revise to disclose when you are entitled to receive your initial set up fee and from whom and explain how the amount of the initial set up fee is determined and by whom. With respect to your monthly volume fee, indicate the amount to which the 20% relates, and explain what "the opening and closing of 100,000 unities of trade" means.

Customers and Marketing, page 19

48.   Please explain how you intend to use software distributors in your business.

49.   We note your disclosure in the fifth paragraph on page 19 that you intend to expand your customer services team in 2007 to "provide better and more personalized service to customers." Please revise to clarify that you do not currently provide any services. Further, please revise to clarify what services you intend to provide directly and what services Ariel will provide, especially in light of the fact that you are not permitted by Ariel to make any changes to the software.

Competition, page 19

50.   Please define "spot foreign exchange" in the final carry-over paragraph on page 19.

Reports to Security Holders, page 20

51.   Please tell us the basis for your statement in the first sentence under this heading that you will not be required to provide shareholders with an annual report after completing this offering.

52.   Please note that our address has permanently changed to 100 F Street N.E. and is no longer 450 Fifth Street N.W. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page

Plan of Operations, page 21

53.   Please revise your plan of operations significantly to describe the specific steps you intend to take to develop and expand your business, the timeline for those steps, the anticipated expense of completing those steps and the source of all funds you expect you will need. We note that you plan to host six seminars and luncheons in 2006 and conduct

semi-monthly information sessions to market the FX trading platform software. Please quantify and disclose the estimated costs associated with these planned marketing activities, as well as how you intend to fund any costs in excess of your current cash balance. Refer to Item 303(a)(i) of Regulation S-B.

54. We note from page 19 that you plan to hire three employees in the coming year. Please elaborate upon this intention in your plan of operation in accordance with Item 303(a)(iv) of Regulation S-B.

55. Please expand your disclosure in the first paragraph under this heading to indicate who your "local vendors" are.

56. Refer to the final paragraph on page 21. Please explain what "the services" are in the fourth sentence.

57. In the first paragraph on page 22, identify who "local vendors" are, explain how you will "align" with them and explain who their "large customer base" is. In addition, explain how you intend to develop a relationship with these vendors and why Ariel will not contract directly with them.

Results of Operations, page 22

58. Expand your discussion in the second paragraph under this heading to specify what "general and administrative" expenses you incurred.

Liquidity and Capital Resources, page 22

59. We note your statement that you plan to carry out the operations set forth in your business plan; however, because your business plan is not part of the prospectus, please revise your disclosure to summarize these activities. In addition, provide estimated capital needs for each activity and expected sources of this capital. Your disclosure should address how you expect to meet your liquidity needs if only a portion of the shares offered are sold, or if it takes longer than expected to sell shares in this offering.

60. You assert that working capital is sufficient for your present requirements over the next twelve months. However, a risk factor on page 4 discloses that you have no operating capital and you expect to incur significant expenses in developing your business. Please explain this discrepancy to us and revise your discussion of liquidity to quantify the extent to which you are dependent on advances from your principal shareholder to fund your operations.

Balance Sheet, page 28

61.   Please revise the accumulated deficit line item to a more descriptive caption such as "deficit accumulated during the development stage" in accordance with paragraph 11(a) of SFAS 7. This change should also be made on any subsequent balance sheets.

Statement of Operations, page 29

62.   Please revise to show basic and diluted net loss per common share as $0.00.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Foreign currency translation, page 33

63.   Please advise us of your basis in US GAAP for your policy of recording foreign currency translation gains and losses in earnings. Reference is made to paragraph 13 of SFAS 52. Additionally, please advise us of your basis for the conclusion that there was no exchange difference during the reporting period. This comment is also applicable for the period ended February 28, 2006.

Part II

Item 28. Undertakings, page 45

64.   Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective December 1, 2005. We note in this regard that you have not included applicable undertakings from Item 512(a)(4) and Item 512(g).

Signatures, page 47

65.   Your registration statement must be signed by your principal financial officer in addition to your principal executive officer and a majority of your board of directors. Currently, Mr. Cheung has only signed in his capacity as principal executive officer and board member. Please revise to provide Mr. Cheung's signature in his capacity as principal financial officer as well.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Gary S. Joiner, Esq. (*via facsimile*)
        Frascona, Joiner, Goodman & Greenstein, P.C.